FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated October 18, 2005

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Rita Walfisch	Magyar Telekom IR	+36 1 457 6036
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
investor.relations@telekom.hu

Magyar Telekom Group to provide the EDR service

Budapest – October 18, 2005 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that the Hungarian Government has selected the consortium of T-Mobile Hungary and Magyar Telekom to build and operate the nation-wide EDR system in Hungary.

EDR (Hungarian abbreviation for Unified Digital Radio Network) is a 380-400MHz band nation-wide Professional Mobile Radio (PMR) network used by public safety and security services in Hungary. The main users of EDR will be the Police, Fire Departments and Ambulance Services. The EDR network will be a high quality substitute for the analogue radios currently used by these services.

The consortium of Magyar Telekom and T-Mobile Hungary was able to offer favourable conditions mainly due to its existing radio and fixed line infrastructure, on the back of which it plans to implement the EDR network. The offer was made with Terrestrial Trunked Radio (TETRA) technology, which is a global standard for Public Safety and Security mobile radio communication, defined and approved by the European Telecommunications Standards Institute (ETSI) as an official European Standard for digital Professional Mobile Radio.

The rollout of EDR is planned for 2006. The Government will start paying the service fee from 2007 with equal annual payments of HUF9.3 bn until 2015. The exact conditions of the service provisioning will be finalized in a contract between the consortium and the Prime Minister’s Office.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM
TELECOMMUNICATIONS CO. LTD.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: October 18, 2005